Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160710

PROSPECTUS SUPPLEMENT NO. 2 To Prospectus dated July 20, 2009

840,000 SHARES OF COMMON STOCK

This Prospectus Supplement No. 2 supplements the prospectus dated July 20, 2009, as supplemented on September 30, 2011, relating to the resale by the selling shareholders identified in the accompanying prospectus (collectively, the “Selling Shareholders”), or their pledgees, donees, transferees or other successors-in-interest, of up to 840,000 shares of our common stock, including shares of common stock issuable upon the exercise of warrants issued in private placements of securities in 2007 and 2008, but excluding 155,000 shares previously sold by the Selling Shareholders. The Selling Shareholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of shares of our common stock by Selling Shareholders. Upon any exercise for cash of the warrants, the warrant holders will pay us the exercise price specified in the warrants for the underlying shares. We are paying certain expenses incident to the registration of the shares.

This prospectus supplement is being filed to update various information that has changed since the date of the accompanying prospectus, as supplemented. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the accompanying prospectus. Unless otherwise specified or the context otherwise requires, references in this prospectus supplement to the “prospectus” mean the original prospectus dated July 20, 2009, as updated and modified by Prospectus Supplement No. 1 dated September 30, 2011 and this Prospectus Supplement No. 2.

This prospectus supplement should be read in conjunction with the prospectus and this prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information contained herein modifies or supersedes the information contained in the prospectus. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the prospectus or any document incorporated by reference as of the date of this prospectus supplement, on the other hand, the information in this prospectus supplement shall control. Capitalized terms used in this prospectus supplement and not otherwise defined herein shall have the meanings specified in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2011.

The section of the prospectus entitled “Selling Shareholders” is amended in its entirety to read as follows:

SELLING SHAREHOLDERS

The shares of common stock being sold by the Selling Shareholders consist of 840,000 shares of our common stock that are issuable upon exercise of warrants we issued in private placements during 2007 and 2008 to the parties listed in the table under “Use of Proceeds” in this prospectus. This amount excludes 155,000 shares previously sold pursuant to this prospectus by the Selling Shareholders. The unexercised warrants held by the Selling Shareholders expire at various times from May 4, 2012 through May 28, 2013.

In connection with the registration rights we granted in connection with the issuance of the warrants, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus or interests therein from time to time on the NASDAQ Global Market, in privately negotiated transactions or otherwise. The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which it forms a part, includes additional shares of common stock that may be issued with respect to the shares of common stock described herein as a result of stock splits, stock dividends, reclassifications, recapitalizations, combinations or similar events.

The table below sets forth, to our knowledge, information about the Selling Shareholders as of the various dates set forth in the footnotes to the table. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. The number representing the number of shares of common stock beneficially owned by each Selling Shareholder includes (i) all shares held by a Selling Shareholder, as well as (ii) all options, warrants, or other derivative securities which are exercisable within 60 days after the various dates set forth in the footnotes to the table, including the warrants referenced in this prospectus supplement, held by such Selling Shareholder. The percentages of shares owned after the offering are based on 18,666,668 shares of our common stock outstanding as of October 31, 2011. Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

We do not know when or in what amounts a Selling Shareholder may offer shares for sale. The Selling Shareholders might not sell any or all of the shares offered by this prospectus. Because the Selling Shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the Selling Shareholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Shareholders.

The Selling Shareholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the Selling Shareholders may change over time.

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned				Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering
	Number		Percentage			Number	Percentage
Emerald Asset Advisors, LLC	680,000	(1)	3.6%		680,000	0	0%
Daniel Bailey	6,250	(2)	*	%	5,000	1,250	*	%
John Rick	58,000	(3)	*	%	42,000	16,000	*	%
Mitchell Pizzirusso	28,000	(4)	*	%	20,000	8,000	*	%
Walter Ries	12,500	(5)	*	%	8,000	4,500	*	%
Raymond Meyers	14,000	(6)	*	%	12,500	1,500	*	%
Vincent Pace	12,500	(7)	*	%	12,500	0	0%
RJ Aubrey IR Services LLC	116,301	(8)	*	%	60,000	56,301	*	%

*	Less than one percent.

(1)	Consists of 230,000 shares of common stock issuable to Emerald Asset Advisors, LLC (“Emerald”) upon the exercise of warrants by Emerald, and 450,000 shares of common stock issued to Emerald upon the exercise of warrants by Emerald. Michael Xirinachs is the sole managing partner of Emerald. Michael Xirinachs expressly disclaims beneficial ownership of the securities, other than to the extent of his pecuniary interest therein. The ownership information shown is current as of November 1, 2011.

(2)	Consists of 5,000 shares of common stock issuable to Daniel Bailey upon the exercise of warrants by Mr. Bailey and 1,250 shares of common stock. The warrants were initially issued to Capitol Securities Management, Inc. and were subsequently transferred to Mr. Bailey. The ownership information shown is current as of September 27, 2011.

(3)	Consists of 42,000 shares of common stock issuable to John Rick upon the exercise of warrants by Mr. Rick and 16,000 shares of common stock. The ownership information shown is current as of September 27, 2011.

(4)	Consists of 20,000 shares of common stock issuable to Mitchell Pizzirusso upon the exercise of warrants by Mr. Pizzirusso and 8,000 shares of common stock. The ownership information shown is current as of September 27, 2011.

(5)	Consists of 8,000 shares of common stock issuable to Walter Ries upon the exercise of warrants by Mr. Ries and 4,500 shares of common stock. The ownership information shown is current as of September 27, 2011.

(6)	Consists of 12,500 shares of common stock issuable to Mr. Meyers upon the exercise of warrants by Mr. Meyers and 1,500 shares of common stock. The ownership information shown is current as of September 27, 2011.

(7)	Consists of 12,500 shares of common stock issuable to Mr. Pace upon the exercise of warrants by Mr. Pace. The ownership information shown is current as of September 27, 2011.

(8)	Consists of 21,301 shares of common stock owned by RJ Aubrey IR Services LLC (“RJ Aubrey”) and 95,000 shares of common stock issuable upon the exercise of currently exercisable warrants by RJ Aubrey. Ronald J. Aubrey is the sole member of RJ Aubrey and expressly disclaims beneficial ownership of the securities, other than to the extent of his pecuniary interest therein. The ownership information shown is current as of September 21, 2011.

Relationships with Selling Shareholders

Each of the Selling Shareholders (or his transferor) has acted as a non-employee consultant providing various advisory services, including without limitation investor relations consulting services, introducing the Company to potential licensing partners and acquisition candidates and acting as a liaison to the equity investment community. Except as otherwise disclosed in the preceding sentence, none of the Selling Shareholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years.

The section of the prospectus entitled “Use of Proceeds” is amended in its entirety to read as follows:

USE OF PROCEEDS

Upon any exercise for cash of the warrants, the warrant holders will pay us the exercise price of the warrants as set forth in the following table. We will use any cash we receive upon the exercise of the warrants for general corporate purposes. There is no assurance that all or any of the warrants will be exercised for cash prior to their expiration nor any assurance of the timing of the receipt of exercise proceeds. Assuming that all of the warrants are exercised for cash, we would receive proceeds of approximately $5.1 million. We will not receive any proceeds from the sale of shares by the Selling Shareholders.

Name of Original Warrant Holder	Number of Shares Underlying Warrants	Per Share Exercise Price	Total	Proceeds as of October 31, 2011
Emerald Asset Advisors, LLC	300,000	1.99	$597,000	$597,000
Emerald Asset Advisors, LLC	200,000	4.54	908,000	771,800
RJ Aubrey IR Services LLC	60,000	6.50	390,000	—
Emerald Asset Advisors, LLC	200,000	7.00	1,400,000	—
Lions Gate Capital	90,000	7.00	630,000	630,000
Lions Gate Capital	45,000	7.50	337,500	337,500
Capitol Securities Management, Inc.*	100,000	8.00	800,000	—

Total	995,000		$5,062,500	$2,336,300

*	Warrant initially issued to Capitol Securities Management, Inc., subsequently transferred to six Selling Shareholders.

The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq Global Market listing fees and fees and expenses of our counsel and our accountants.

The section of the prospectus entitled “Plan of Distribution - Warrants” is amended in its entirety to read as follows:

Warrants

In 2007 and 2008, we issued warrants to purchase common shares pursuant to compensation arrangements with four non-employee consultants who provide (or provided) services to us, including providing investor relations consulting services and introducing the Company to potential licensing partners and acquisition candidates and acting as a liaison to the equity investment community. The exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment in certain events including: (a) a stock dividend payable in common stock, stock split, or subdivision of our common stock; and (b) reclassification of our common stock or any reorganization, consolidation, merger, or sale, lease, license, exchange or other transfer of all or substantially all of the business and/or assets of the Company.

The following description is a summary of material provisions of the warrants the underlying shares of which are covered by this prospectus. It does not restate the terms of the warrants in their entirety. We urge you to read the forms of warrant because they, and not this description, define the rights of the holders of the warrants.

As of October 3, 2007, we entered into a consulting agreement with Lions Gate Capital pursuant to which we have issued warrants to acquire 135,000 common shares. The warrants were earned at the rate of 15,000 warrants per month of service beginning October 3, 2007 and continuing on the first day of each month thereafter from November 1, 2007 through June 1, 2008. The first 90,000 warrants that were earned have an exercise price of $7.00 per share and the remaining 45,000 warrants have an exercise price of $7.50 and in each case are exercisable for cash. The warrants expired at the close of business on October 3, 2011. These warrants became exercisable on the first anniversary of the date on which they were earned and may be exercised in whole or in part at any time until their expiration. The warrants were subject to customary restrictions on transfer.

On May 28, 2008, we entered into an advisory agreement with Capitol Securities Management, Inc. pursuant to which we issued warrants to acquire 100,000 common shares. The warrants were immediately earned and became exercisable on May 28, 2009. The warrants will expire on May 28, 2013. The warrants have an exercise price of $8.00 per share and may be exercised on a cashless basis or for cash. The warrant holder is generally prohibited from transferring the warrants except to an affiliate who is an accredited investor and who agrees to be bound by the terms of the advisory agreement and warrants. The warrants were subsequently transferred to Messrs. Bailey, Rick, Pizzirusso, Ries, Meyers and Pace.

On September 30, 2008, we entered into an advisory agreement RJ Aubrey IR Services LLC pursuant to which we issued warrants to acquire 60,000 common shares. The warrants are earned in 20,000 share increments on September 30, 2008, January 1, 2009 and July 1, 2009. To the extent earned, the warrants became exercisable on January 1, 2010 and will expire on September 30, 2012. Upon a termination of the agreement (A) by us due to a material breach of the agreement by the consultant or (B) by the consultant, any unearned warrants at the time of such termination will expire. The warrants have an exercise price of $6.50 per share and may be exercised on a cashless basis or for cash. The warrant holder is generally prohibited from transferring the warrants except to an affiliate who is an accredited investor and who agrees to be bound by the terms of the advisory agreement and warrants.

In November 2008, we entered into an advisory agreement, as amended, with Emerald Asset Advisors, LLC pursuant to which we issued warrants to acquire a total of 700,000 common shares. All of the warrants were immediately earned. Warrants to purchase 300,000 common shares at an exercise price of $1.99 per share became exercisable on November 5, 2009, and will expire on November 5, 2011. Warrants to purchase 400,000 common shares became exercisable on November 5, 2010, and will expire on May 4, 2012. 200,000 of these warrants have an exercise price of $4.54, and the remaining 200,000 have an exercise price of $7.00 per share. The warrants are exercisable only for cash. The warrant holder is generally prohibited from transferring the warrants except to an affiliate who is an accredited investor and who agrees to be bound by the terms of the advisory agreement and warrants.